File No. 2311-4
March 6, 2007
Via FedEx and Edgar
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A Filed February 8, 2007 File No. 001-32845
Dear Mr. Reynolds:
     On behalf of our client, General Finance Corporation (“General Finance”), we are responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter, dated March 1, 2007, to Ronald F. Valenta of General Finance regarding the above-referenced preliminary Proxy Statement. As in our previous response letters, we have set forth below each of the Staff’s numbered comments, followed by General Finance’s response. Concurrently with the delivery of this letter, General Finance is filing via EDGAR Amendment No. 3 to Schedule 14A setting forth its amended preliminary Proxy Statement reflecting the changes made in response to the Staff’s comments. A copy of the amended preliminary Proxy Statement, marked to show changes, is enclosed for your convenience.
     References in this letter to the “Proxy Statement” mean the amended preliminary Proxy Statement contained in Amendment No. 3 to Schedule 14A. Unless otherwise indicated, all page references in this letter refer to such Proxy Statement. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.
     In addition to the changes made in response to the Staff’s comments, the Proxy Statement updates and supplements some of the information contained in the previous amended preliminary Proxy Statement. In General Finance’s view, none of the updated or supplemented information reflects a material change from the information in the previous amended preliminary Proxy Statement.
     Except as otherwise noted in this letter, the information provided in response to your letter has been supplied by General Finance, which is solely responsible for it. General Finance has changed or supplemented some of the disclosures in the previous amended preliminary Proxy Statement in cooperation with the Staff’s comments; however, the changes reflected in the

Mr. John Reynolds
March 6, 2007

Proxy Statement, and any changes implemented in future filings should not be taken as an admission that the prior disclosures were in any way deficient.
     We have indicated in response to some of the Staff’s comments that General Finance believes no change in disclosure is appropriate, and stated the basis for its belief. We understand these Staff comments may be withdrawn or modified based on the additional explanation or information provided by General Finance.
     Please be informed supplementally that the February 26, 2007 deadline set forth in the Royal Wolf acquisition agreement for obtaining SEC “clearance” of the Proxy Statement has passed, and RWA is now entitled to terminate the acquisition agreement at any time prior to March 8, 2007. General Finance is in discussions with RWA regarding an extension of this deadline and the related deadlines for obtaining stockholder approval and completing the acquisition. The results of these discussions will be disclosed in a subsequent amended filing. We also will update the record date, special meeting date and related information in the amended filing.
General
1.	We reissue comment two of our letter dated February 2, 2007. Please fill in the information regarding the record owners as of the most recent practicable date, the closing sales price as of the record date, etc., and update in subsequent amendments.

We have disclosed the number of record owners as of the record date for the special meeting and have added the market price information as requested. We will update this information, as necessary, in any subsequent amendment or in the final Proxy Statement
Questions and Answers About the Acquisition and the Special Meeting, page iv
2.	We note your response to comment five of our letter dated February 2, 2007. Please disclose in the proxy statement in appropriate locations the explanatory information included in your response. Clarify whether you have had any contacts, discussions~ or negotiations, preliminary or otherwise, with respect to any future transactions — including any contacts or discussions commenced as part of your search for this initial target business. Lastly, add clear disclosure in the discussion of the business regarding your acquisition strategy. We may have further comment.

We direct the Staff’s attention to the answer in response to the question “Why are you proposing the acquisition?” on page vi of the Proxy Statement, which addresses

Mr. John Reynolds
March 6, 2007

these matters. We have added the further explanatory information requested there and on pages x and 6 of the Proxy Statement.

General Finance is not in any current discussions or negotiations, or currently conducting due diligence, regarding any of the companies with which General Finance entered into confidentiality agreements prior to the execution of the definitive agreement with Royal Wolf, and it has no present intention to initiate or resume any such discussions or negotiations or due diligence if the Royal Wolf acquisition is completed.

In October 2006, management of Royal Wolf advised General Finance that a smaller equipment leasing company in Australia may be offered for sale in an auction process and that this might be a suitable acquisition for Royal Wolf. General Finance and Royal Wolf subsequently executed a confidentiality agreement and conducted preliminary due diligence with respect to the company. Royal Wolf later provided an expression of interest in order to remain in the auction process. General Finance believes that at least several other potential buyers also have expressed interest in the company. Except for the confidentiality agreement, neither General Finance nor Royal Wolf is a party to any understanding, agreement or commitment relating to this company.

As for General Finance’s acquisition strategy, all material aspects of General Finance’s business strategy are discussed in answer to the questions “Why are you proposing the acquisition?” on page vi and “Will our business plan change as a result of the acquisition of Royal Wolf?” on page x of the Proxy Statement. We have repeated this discussion under the revised caption “Management and Strategy” on page 6. As stated above, Royal Wolf has conducted preliminary due diligence regarding one possible acquisition, but no decision has been made by Royal Wolf or General Finance whether or not to try to make an offer to acquire the company. Of course, there also is no assurance that Royal Wolf would be successful in any bid for that company. In response to the Staff’s comment, we have added on pages x, xi and 63 of the Proxy Statement additional disclosures regarding the foregoing matters.

3.	We note the disclosure on page vii that you determined the fair market value of Royal Wolf exceeds 80% of net assets. Please provide clear disclosure in this section and throughout the proxy statement that some of the valuation analyses provided ranges that are less than 80% and the resultant risk.

We have added on page vii the disclosure requested. See also pages 23 and 47.

Mr. John Reynolds
March 6, 2007

4.	We note that one condition to the merger is the receipt of written consents from various third parties to Royal Wolf contracts. Clarify in this section and in the more detailed discussion of the merger agreement whether these consents have been received and, if so, when.

Supplementally, General Finance has obtained all of the landlord consents and all consents of the lessors under Royal Wolf’s operating leases, and is in the process of obtaining the consent of Triton CSA International B.V. to Royal Wolf’s assignment to General Finance of the license to the Royal Wolf name and trademark referred to on page 78 of the proxy statement. General Finance anticipates obtaining the consent from Triton prior to the closing. Since all material consents have been or are expected to be obtained, we believe there is no material information to disclose to the stockholders in this regard. We note that such disclosure of the status of routine closing conditions is not typically included in merger or acquisition proxy statements such as this.

5.	We reissue comment six of our letter dated February 2, 2007. Provide clear disclosure throughout the proxy statement regarding the additional steps that must be taken to elect conversion. This would include references in the letters to stockholders, the cover page of the proxy statement, etc. and should include a cross-reference to the page(s) where the more detailed information is located.

The Proxy Statement describes beginning on pages xii and 30 all of the steps that must be taken to exercise conversion rights. We have added on the second page of the letter to stockholders and on the cover page of the Proxy Statement a reference to these steps and to the Proxy Statement pages where the more detailed discussion can be found.

6.	Add clear disclosure explaining to shareholders the reason for requiring these additional steps and the tendering of their certificates before the meeting, when there is no guarantee that conversion will occur and the basis for making this a requirement of conversion.

We have added on page xiii the reasons for requiring these conversion procedures, including the requirement that stock certificates be tendered to the transfer agent. We note that the only “additional” steps are the requirement that “street name” holders have their shares certificated (i.e., reissued in the name of the beneficial holder) and that certificates be tendered to the transfer agent prior to the time of the special meeting instead of prior to the closing, as previously contemplated. It previously was, and still is, a requirement that converting stockholders hold their shares through the closing of the acquisition, and not transfer them. Without these

Mr. John Reynolds
March 6, 2007

additional steps, however, there would be no means of enforcing this previous requirement.

7.	Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum amount would be sufficient for an average investor to meet the steps required to exercise their conversion rights. Clarify why investors who attend the meeting are not able to tender their shares in person at the time of the meeting. We may have further comment.

We have added a question and answer on page xiii to address the matters requested, including that stockholders can tender to the transfer agent their shares and conversion elections up until the time of the special meeting. We also have disclosed on pages xiii and 31 that General Finance’s transfer agent should be able to process requests to have shares certificated and conversion elections on a same-day basis, but that stockholders are advised to not wait until the special meeting date to exercise their conversion rights. Supplementally, we are told that the certification of shares and tender to the transfer agent is accomplished electronically in one simple step by an instruction from brokers to the transfer agent. See also our response to comment 8, below.

8.	Provide a detailed discussion of the risks to investors as a result of this change in the conversion terms and add a risk factor.

We are providing supplementally a letter from General Finance’s transfer agent regarding the Proxy Statement disclosures and need for these conversion procedures. General Finance perceives no risk associated with the conversion procedures established by General Finance. For the reasons explained in our response to the Staff’s comments on Amendment No. 2 to Schedule 14A, we believe there has been no change in the “conversion terms.” Stockholders were advised in the IPO prospectus that they would have to follow reasonable procedures to be established in connection with the conversion election, which is an extraordinary election not present in other proxy solicitation contexts. The conversion procedures established by General Finance, including the certification of “street name” shares, can be accomplished on a same-day basis (in fact, in as little as one hour on the very day of the special meeting according to General Finance’s transfer agent), and stockholders may tender their share certificates and conversion elections in person at the special meeting. This is consistent with the usual right of stockholders to submit proxies up until the time of the stockholders meeting and to vote in person at a meeting, subject to establishing their stockholder credentials.

Mr. John Reynolds
March 6, 2007

9.	Provide clear disclosure regarding the costs associated with tendering the physical shares and any other requirements, fees, or steps to elect conversion. Clarify how these fees are allocated to shareholders. Will they be charged per account, per share, etc? Clarify the percent of shares issued in the IPO that are held in “street name.”

We have added on page xiii a question and answer in this regard, which sets forth the amount charged to brokers by General Finance’s transfer agent for certificating shares. We also have disclosed that stockholders must consult their own brokers about whether this charge may be passed on to them.

We have disclosed on pages xiii and 18 the approximate percentage of shares held in “street name” as of the record date, which are all of the shares sold in the IPO and that are eligible to exercise conversion rights.

10.	We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Provide clear disclosure throughout the proxy statement.

We must respectfully disagree with the Staff’s conclusions. As referred to in response to comment 8, the certification of shares is necessary to effectively determine who is properly entitled to a share of the trust funds. The conversion procedures are designed to benefit stockholders who legitimately elect to convert. They are not meant, nor should they be understood, to deter stockholders from exercising their conversion rights, which are prominently displayed throughout the Proxy Statement. The exercise of conversion rights, including the certification of “street name” shares, can be accomplished electronically with a simple request from a stockholder’s broker to the transfer agent on the same day requests are made, including up until the time of the special meeting. We are not aware of what various brokers and custodians require in the way of instructions from stockholders to certificate their “street name” shares, but we believe based upon discussions with General Finance’s transfer agent that this also is a routine matter and can be accomplished quickly and easily. We are not aware of any costs to stockholders of exercising their conversion rights, except for a customary $35 charge to brokers by General Finance’s transfer agent for certification of “street name” shares, which may or may not be borne by stockholders. Under these circumstances, we cannot agree with the Staff’s suggestion that these procedures are “more likely” to result in stockholders not satisfying conversion requirements.

Mr. John Reynolds
March 6, 2007

11.	Clarify whether the requirements that the physical certificate be provided to the transfer agent prior to the meeting applies to both the record holders and the holders in “street name.” The second paragraph on page xiii is not clear on this matter.

It would apply to both; however, all of the IPO shares eligible for conversion were held in street name as of the record date, so no clarification is needed.

12.	Provide a more detailed discussion of the steps required for holders in “street name” to exercise their conversion rights. Discuss the minimum time frame that would be required for holders in “street name” to exercise their conversion rights.

We have disclosed on pages xiii and 31 that same-day certification is possible, but not advisable. We note supplementally that certification may be able to be accomplished in as little as one hour, according to General Finance’s transfer agent, but we do not propose to venture this in the Proxy Statement so as not to encourage stockholders to delay in exercising their conversion rights.

13.	Please contrast your procedures for conversion with the conversion process of the traditional SPACs. Clarify whether any fees would be charged in the traditional SPAC conversion election where the shares are tendered after the business combination. We may have further comment.

Se our response to comment 8 and the supplemental letter from General Finance’s transfer agent. We are not aware that there are “traditional” or standardized conversion procedures used by SPACs, generally, and we note that SPACs in their present form developed only in the past couple of years. As disclosed on page xiii, however, we are aware that several other SPACs, including Federal Services Acquisition Corp., Fortress America Acquisition Corp., and Acquiror Technology Inc., among others, have used similar procedures. We believe that General Finance’s procedures already are discussed in much greater detail than in the proxy statements of other SPACs. In fact, as explained in response to comment 10, General Finance adopted more specific procedures than those disclosed by prior SPACs specifically to avoid the problems experienced by prior SPACs that did not employ such procedures.

Mr. John Reynolds
March 6, 2007

Summary of the Proxy Statement, page 1
14.	We note that the compensation will be increased by the amount of increase in the container rental equipment. Clarify as of a recent practicable date the amount of such increase, if any.

We have disclosed the estimated amount of the increase in aggregate consideration based upon all of the “consideration adjustments,” including Royal Wolf’s container rental equipment, as of December 31, 2006. See the first page of the letter to stockholders and pages v, 3 and 50.
Risk Factors, page 19
15.	Revise the subheading to the risk factor on page 23 regarding the determination of the valuation to focus on the fact that the valuation ranges determined by the company were not entirely above the 80% amount and discuss in greater detail the resultant risks. Clarify that a reasonable investor could determine that the Company may not have complied with the 80% requirement as set forth in the Form S-1.

We have revised the subheading as requested. We added this risk factor in response to the Staff’s comment in this regard on Amendment No. 2 to the Schedule 14A, and we are not aware of any further details to discuss. General Finance believes the 80% test has been met, and has disclosed (see pages vii and 47) the possibility that stockholders could challenge this determination. General Finance cannot speculate, however, on what a hypothetical investor might, or might not, conclude on her own in this regard.

16.	We note your response to comment 12 of our letter dated February 2, 2007 and we partially reissue the comment. Please disclose the discussion in the response regarding when an indemnification would not be sought.

We have added on pages 26 and 66 the disclosure requested; however, we have used the phrase “might not” instead of “would not” because it is not clear that the General Finance board would not pursue indemnification from Mr. Valenta even in the extraordinary circumstance indicated.

17.	We note your revised disclosure at page 26 indicating, “Some of our creditors, including our legal counsel and our independent public accounting firm, have waived in writing their rights to make claims against the proceeds in the trust account.” Because your auditor has waived its right to a remedy that is normally available to creditors when amounts due have not been received, the staff believes your auditor’s independence may be impaired. Please refer to the Codification of Financial Reporting Policies, Section

Mr. John Reynolds
March 6, 2007

602.02 b.iv., Unpaid Prior Professional Fees, for further guidance. Tell us why your auditors remain independent after signing the above waiver agreement.

Codification of Financial Reporting Policies, Section 602.02.b.iv, pertains to unpaid prior professional fees. An auditor’s independence generally is considered to be impaired if fees for audit and other professional services are owed for an extended period of time (generally one year or more) and are material in relation to the fee expected to be charged for a current audit. In such instances, the question as to whether an accountant is independent is raised because the accountant may appear to have a financial interest in its client.

At no time from the commencement of the engagement of Grobstein, Horwath & Company LLP (“Grobstein”), General Finance’s independent accounting firm, to provide professional services to General Finance (including quarterly reviews, assisting with proxy matters, and auditing of year end financial statements) to the current date was General Finance indebted to Grobstein for an extended period of time. According to General Finance’s records, all outstanding fees were paid on a timely basis and none were material in amount.

The Staff should be informed that Grobstein did not sign a waiver to make claims against the proceeds in the trust account with respect to engagements to provide attest (quarterly reviews and annual audit) or income tax services. The waiver disclosed in the proxy statement pertained to an engagement to provide accounting-related services (non-attest) related to the filing of the proxy statement. Such services were in respect to the Australian IFRS to US GAAP reconciliation of Royal Wolf. Fees for this service were considered by General Finance and Grobstein to be insignificant, and were paid in full prior to the commencement of the audit of General Finance’s December 31, 2006 financial statements. The Staff should also note that in signing such a waiver at our request, Grobstein did so with the understanding that their position as a creditor would not, in substance, be diminished, given the fact that the funds held in the trust account were severely restricted as to their use and could not be used for general operating purposes. As such, they have confirmed to us that it was clearly not their expectation that General Finance was to pay the fees from the trust account.

We have clarified Grobstein’s waiver in the proxy statement. See pages 26 and 66.

Mr. John Reynolds
March 6, 2007

Consideration of the Acquisition, page 33
18.	We note your response to comments 15 and 16 of our letter dated February 2, 2007 and we partially reissue the comments. Please direct us to the location in the registration statement that discloses that “there were [no] contacts by General Finance with any third parties prior to completion of its IPO,” as we are unable to locate such disclosure.

We take it that the Staff is referring in its comment to the Proxy Statement, rather than the “registration statement.” The quotes are the Staff’s, and our prior response letter was not intended to suggest that this specific language appeared verbatim in the Proxy Statement. The gist of the statement, however, appears at the beginning of the second full paragraph under “Background” on page 33 of the Proxy Statement. We apologize for any confusion in this regard.

19.	We reissue comment 15 of our letter dated February 2, 2007. Clarify whether you were contacted, directly or indirectly, by any entities at any time prior to the completion of the IPO regarding any potential target businesses, including RWA. Your response focused on whether you contacted any entities prior to the completion of the IPO rather than on whether you were contacted by these entities. We may have further comment.

As explained further in our response to comment 20, below, when the Proxy Statement refers to “completion” of the General Finance IPO, it means the April 5, 2006 effective date of its IPO registration statement, which we have clarified in the Proxy Statement. Supplementally, prior to April 5, 2006, Messrs. Valenta and Johnson received several voice-mail messages and telephone calls from persons who either identified themselves as, or whom Messrs. Valenta and Johnson understood to have been, business brokers or investment bankers interested in discussing with General Finance the possibility of being engaged by General Finance to find a target or introduce a target to General Finance. General Finance did not respond to any of the voice-mail messages, and Messrs. Valenta and Johnson advised those persons with whom they spoke on the telephone that they were not in a position to discuss any possible acquisitions and were not interested in engaging anyone to find target companies. We note that General Finance, in fact, has not engaged an investment banker, finder or broker. General Finance has no knowledge as to how these persons learned about General Finance, but since the IPO registration statement was a public document, and these persons make their living brokering acquisitions, it is fair to assume that they learned of the IPO on their own initiative and contacted General Finance of their own volition (General Finance’s telephone number included in its IPO registration statement), because they wanted to try to get a head start in possibly brokering a possible initial business combination by General

Mr. John Reynolds
March 6, 2007

Finance. Because it did not return voice-mail messages and dismissed these telephone calls as being premature, General Finance did not keep a log of the messages or calls, and Messrs. Valenta and Johnson also cannot recall the names of any individuals that called them. General Finance has no reason to believe that the either the fact that it received and dismissed voice-mail messages and unsolicited telephone cold calls, or the identity of the callers, themselves, would be meaningful to its stockholders’ consideration of the acquisition proposal.

20.	We note that the disclosure has been revised to indicate that Mr. Baxter contacted the company one week after completion of the IPO rather than the prior disclosure that the contact occurred the day after the IPO was completed. Please reconcile the revised disclosure with the Form 8-K filed on April 17, 2006 indicating the offering was completed on April 10, 2006.

By the term “completed” used in its Form 8-K, General Finance meant that the closing, or settlement, of the sale of its securities in the IPO had occurred, which is common usage in our experience. In response to the Staff’s prior comments in this regard, we revised the disclosure in the Proxy Statement to use the term “completed” in a technical sense to mean the completion of the initial distribution and sale of securities in the IPO, which is the date as of which the IPO prospectus speaks. (Under SEC rules, the closing, or settlement, of the sale of securities, can occur up to five business days after the sale, itself.) This technical clarification was made solely in response to the Staff’s previous comments, and not because we believed that the original wording of General Finance’s Form 8-K or the previous Proxy Statement language was incorrect or misleading. By cooperating with the Staff’s prior comments, we did not mean to suggest otherwise. We have sought to further clarify this technical distinction by the changes shown on page 33 of the Proxy Statement.

21.	Clarify whether any of the officers, directors or affiliates of General Finance were acquaintances of or had any connections with Mr. Baxter, Mr. Skinner, RWA or any affiliates of RWA or its former parent company.

As previously disclosed in the Proxy Statement, neither General Finance nor any of its directors, officers or affiliates knew, or had any discussions or conversations of any type whatsoever with, Mr. Baxter or RWA or affiliates of RWA prior to April 11, 2006. As is also clear from the Proxy Statement disclosures, no officer, director or affiliate of General Finance met with any of such persons until Mr. Valenta met with them in Australia in May 2006.

Mr. John Reynolds
March 6, 2007

Mr. Valenta and the other officers, directors and affiliates of General Finance were not acquainted and had no connections with Mr. Baxter, who lives and works in Australia, RWA, or any affiliates of RWA. We have disclosed this fact on page 34 of the Proxy Statement.

As described on page 34 of the Proxy Statement, Mr. Valenta is acquainted with Mr. Skinner, who is the president of a subsidiary of Triton Holdings, the former parent company of Royal Wolf. As disclosed on page 34, none of General Finance’s other officers, directors or affiliates was previously acquainted or had any connection with Mr. Skinner prior to Mr. Baxter’s call to Mr. Valenta on April 11, 2006. As disclosed on page 34, Mr. Valenta has known Mr. Skinner for over 15 years. Supplementally, Mr. Valenta’s prior company, Mobile Storage Group, purchased equipment on a regular basis from Triton Holdings. As disclosed on page 34 of the Proxy Statement, Mr. Valenta did not discuss General Finance with Mr. Skinner on any occasion prior to Mr. Baxter’s telephone call to Mr. Valenta on April 11, 2006. General Finance, itself, also did not engage, request or authorize Mr. Skinner to contact any person on behalf of General Finance with respect to a business combination either before or after the IPO. None of these activities is suggested by the affirmative disclosures in the Proxy Statement.

22.	Clarify how Mr. Skinner was aware that Mr. Baxter and RWA would be interested in merging with a SPAC and the reason for discussing the formation of General Finance prior to the effectiveness of the registration statement. Clarify the nature of the discussion and state whether any steps or actions were taken by either Mr. Skinner or Mr. Baxter prior to the completion of the IPO. State whether Mr. Skinner took any actions beyond informing Mr. Baxter of the existence of General Finance. Clarify whether any finders’ fees or other compensation were paid to Mr. Skinner. Clarify how and when Mr. Skinner was first aware of General Finance.

As stated on page 34 of the Proxy Statement, when Mr. Baxter contacted Mr. Valenta, Mr. Baxter advised Mr. Valenta that Royal Wolf was not interested in being sold at that time. Therefore, we presume that Mr. Skinner could not have been aware that Mr. Baxter and RWA would be interested in merging with a SPAC. Mr. Skinner recalls no specific discussion with Mr. Baxter regarding General Finance, but believes it may have taken place in March 2006 as disclosed on page 34 of the Proxy Statement. He believes that he may have told Mr. Baxter simply that acquaintance of his, Mr. Valenta, had formed a company called General Finance Corporation to make acquisitions in the specialty finance industry.

Mr. John Reynolds
March 6, 2007

General Finance has no information as to when Mr. Skinner first became aware of General Finance. As to how he may have become aware of General Finance, we note only that it would not be unusual, and, in fact, was entirely foreseeable, that he and other industry people would become aware of General Finance before the completion of the IPO based on General Finance’s public filings (the registration statement was filed in November 2005) or through conversations with other persons in the industry.

As noted above, Mr. Valenta did not discuss General Finance with Mr. Skinner on any occasion on or before Mr. Baxter’s unsolicited telephone call to Mr. Valenta on April 11, 2006. He accordingly did not ask Mr. Skinner to identify or introduce Royal Wolf or any other company that might be interested in a business combination with General Finance. General Finance also did not engage, request or authorize Mr. Skinner to contact any person on behalf of General Finance with respect to a business combination either before or after the IPO, and to the extent he may have done so, he did so of his own volition.

As disclosed on page 34 of the Proxy Statement, General Finance is unaware of whether Mr. Skinner or Mr. Baxter took “any steps prior to the completion of the IPO” other than that Mr. Skinner apparently informed Mr. Baxter of the existence of General Finance. General Finance cannot be responsible for the activities of these or other individuals not acting at the behest of General Finance. For its own part, General Finance was not even aware of the contact between Mr. Skinner and Mr. Baxter until the April 11, 2006 phone call from Mr. Baxter to Mr. Valenta.

General Finance did not, will not, and has not been requested to, pay any finder’s fees or other compensation to Mr. Skinner as disclosed on page 34 of the Proxy Statement.

The Proxy Statement clearly states that General Finance and its affiliates had no contact with Mr. Skinner, Mr. Baxter or any others with respect to any possible transaction with Royal Wolf, or any other company, prior to the April 11, 2006 telephone call from Mr. Baxter to Mr. Valenta. This was previously disclosed in the Proxy Statement, and we have now emphasized this in the added disclosures there and on page 34 of the Proxy Statement. General Finance cannot, and should not be required to, speculate on Mr. Skinner’s and Mr. Baxter’s personal activities. General Finance also believes that any such activities, even if known to General Finance, would have no material bearing on General Finance stockholders’ decision whether to approve the Royal Wolf acquisition.

Mr. John Reynolds
March 6, 2007

23.	We note your response to comment 19 of our letter dated February 2, 2007 and we partially reissue the comment. Please direct us to the disclosure that states that “no actions, preliminary or otherwise, were taken by Mr. Baxter regarding a possible transaction with General Finance prior to his unsolicited phone call to Mr. Valenta on April 11, 2006.”

This statement was inadvertently included in our prior response letter. We have clarified in response to comment 22, above, that General Finance is not aware of any such actions. We apologize for this error in our prior letter.

24.	Please explain the statement that “it was Mr. Valenta himself that became interested in possibly acquiring Royal Wolf.” The disclosure currently indicates that Mr. Baxter contacted Mr. Valenta the day after the completion of the IPO. Please explain the reason for contacting Mr. Valenta if Mr. Baxter was not interested in pursuing a business combination at that time.

We must clarify that Mr. Baxter telephoned Mr. Valenta nearly one week after effectiveness of General Finance’s IPO and the sale of the IPO securities. The call came a day after the announcement by General Finance that the closing, or settlement, of the sale of its IPO securities had occurred.

As stated in our prior response, Mr. Baxter told Mr. Valenta, in effect, that he telephoned Mr. Valenta because he had heard of General Finance and was curious about General Finance’s business plan. It is quite possible that, contrary to what he told Mr. Valenta, Mr. Baxter did contact Mr. Valenta out of his interest in a possible transaction. General Finance cannot know for a certainty that Mr. Baxter was, in fact, not interested in a possible transaction with General Finance, but that is what he has told Mr. Valenta at the time. The Proxy Statement accurately and completely describes the initial telephone conversation between Mr. Valenta and Mr. Baxter and all other dealings between General Finance and its representatives and Royal Wolf and its representatives and any third parties such as Mr. Skinner. General Finance cannot speculate on what may have been Mr. Baxter’s state of mind or personal motivation for telephoning Mr. Valenta. General Finance also believes that Mr. Baxter’s mindset would have no material bearing on how its stockholders might vote with respect to the proposed acquisition.
Valuation Analysis, page 40
25.	We note your response to comment 26 of our letter dated February 2, 2007. Please explain how enterprise value was used by the board in making its determination. Please

Mr. John Reynolds
March 6, 2007

explain the statement that for purposes of this discussion, the enterprise value is equal to the aggregate consideration of $85 million. It is unclear why this was determined to be the enterprise value when the purpose of the valuation methodology was to help the board make the determination that the target business would satisfy the 80% test and was used in negotiating the terms of the agreement, including the consideration. Please advise.

We have clarified on pages 41 and 42 of the Proxy Statement the relevance of enterprise value to the board’s determinations. As now described, it was not to evaluate the satisfaction of the 80% test, but the overall fairness of the acquisition.

26.	We reissue comment 28 of our letter dated February 2, 2007. Provide a clear understanding as to how each valuation was determined and provide a summary of the specific projections used in each valuation. Explain how you determined the discount rate, the projected revenue growth rates and the gross margin rates were reasonable.

These internally-generated projections were used only in the discounted cash flow analysis. We have provided on page 43 the growth rate in revenues, gross margins, cost assumptions, discount rates, terminal-year values and terminal-year EBITDA multiples used by General Finance’s management, which are the key parameters of the discounted cash flow analysis. We also have noted on page 43 that these projections assumed no acquisitions or changes in Royal Wolf’s current business model.

We have provided supplementally the more detailed internal management projections that were presented by management and considered by General Finance’s board of directors in its deliberations regarding the Royal Wolf acquisition. As noted above, these projections were utilized in only one of the three valuation methodologies employed by the management and board of directors of General Finance, the discounted cash flow analysis.

General Finance has omitted these more detailed projections from the Proxy Statement because of the inherently subjective nature of such projections. In our experience, it also is not customary to include such projections in a proxy statement of this sort, and an informal search of proxy statements filed by other SPACs indicates that such projections have not been furnished by other SPACs.
Selected Companies Analysis, page 43; Selected Transactions Analysis, page 45
27.	We note your response to comment 29 of our letter dated February 2, 2007 and we reissue the comment. Please provide the information that we previously requested about these comparable transactions in tabular format. Please explain the inclusion of private

Mr. John Reynolds
March 6, 2007

companies and private transactions as comparable companies and transactions when you could not compare key elements of the companies or transactions.

We have added additional disclosures on page 45.

28.	Provide a more detailed discussion of the resultant risk in this section as a result of the valuation ranges that include valuations below the 80% valuation. Explain how management determined that the valuation more closely approximates the consideration negotiated under the acquisition agreement.

We have added on page 47 a discussion of the risk that also is disclosed on page 23. We also have clarified on page 47 the basis for the board’s judgment that the 80% test was satisfied, including as it relates to the total acquisition consideration.
The Acquisition Agreement, page 48
29.	We reissue comment 32 of our letter dated February 2, 2007, Appendix A to the proxy statement contains the merger agreement. The table of contents lists schedules to the agreement. Therefore we again ask that you provide us supplementally with all schedules, exhibits, appendices, etc, to the merger agreement and any amendments to the merger agreement. We note that many of the schedules were not filed with the agreement in Appendix A.

We include supplementally the attachments to Schedules 9, 10, 11 and 12, as well as a copy of the Consultation Agreement with Mr. Baxter, which were inadvertently omitted from the Schedules we previously provided supplementally. We believe that these are all of the pages that may have been missing from what we previously provided. The Staff has now been provided supplementally with all schedules and attachments, exhibits, appendices, etc., to the acquisition agreement.

We filed as part of Annex A to the Proxy Statement only the acquisition agreement Schedules that General Finance believes may contain information that stockholders might consider material to their understanding of the proposed acquisition, which is customary in our experience. We note in this regard that Item 601 of Reg. S-K specifically permits the exclusion of schedules from the acquisition agreement filed as an exhibit to General Finance’s Form 10-K.

Mr. John Reynolds
March 6, 2007

30.	The Michael Baxter Consultancy Agreement is a material schedule that should be filed as part of Appendix A. Schedule 12, which sets forth examples of variations in the purchase price, also would appear to be a material schedule.

We note that the Consulting Agreement is quite customary of transition arrangements in an acquisition transaction such as this and involves total payments to Mr. Baxter of only approximately U.S.$39,000 over a one-year period. We also note that Schedule 12 contains purely hypothetical sample calculations of the acquisition consideration. General Finance, therefore, does not necessarily agree with the Staff’s assessment regarding their materiality, but we have added to Annex A to the Proxy Statement both Michael Baxter’s Consulting Agreement and Schedule 12 to the acquisition agreement. We also have added on page 10 of the Proxy Statement a summary of Mr. Baxter’s Consulting Agreement and have referenced the Consulting Agreement and Schedule 12 on pages v, x, 3 and 10 of the Proxy Statement.

31.	We note your response to comment 33 of our letter dated February 2, 2007 and we partially reissue the comment. There appear to be material provisions in the acquisition agreement, for example, the section 14 provisions regarding guarantees and the section 15 provisions regarding restraints that are not included in the summary of the acquisition agreement beginning on page 48.

We have re-reviewed in detail the acquisition agreement to determine whether the summary of the acquisition agreement fairly and completely describes all material provisions of the agreement as we have stated in response to the Staff’s prior comments in this regard. We continue to believe that it does. In your comment letter, you suggest that Sections 14 and 15 are material and have not been described. Section 14 provides that the individual management shareholders of Royal Wolf, who hold their shares in Royal Wolf through wholly owned personal corporations, guaranty the representations, warranties and agreements of their wholly owned corporations under the Acquisition Agreement. The discussion in the Proxy Statement focuses on sellers, which includes both the individuals and their companies, and we respectfully submit that no meaningful information would be conveyed by distinguishing the individuals from their companies. With respect to Section 15 (Restraints), we direct your attention to the section titled “Non-compete Covenants” on page 53 of the proxy statement, which describes these covenants in detail. We have added on page 10 a summary of these provisions.

Mr. John Reynolds
March 6, 2007

Other Information About Us, page 65
32.	We reissue comment 35 of our letter dated February 2, 2007. Provide a more detailed discussion of the actual expenses the company has incurred to date.

We have provided a more detailed discussion of the actual expenses General Finance has incurred since the IPO. See page 64.

33.	Provide the current amount that has been borrowed pursuant to the line of credit as of the most recent practicable date.

We have updated as of February 28, 2007, the most recent practicable date, the disclosure on pages viii, 25, 26, 48 and elsewhere in the Proxy Statement.

34.	We note your response to comment 37 of our letter dated February 2, 2007 and we partially reissue the comment. Please provide in tabular format the names of each of the creditors, the amount owed, and whether that creditor has waived its right to make claims against the proceeds in the trust account.

We have provided supplementally in tabular format the names of each of the creditors, the amount owed to each creditor, and whether that creditor has waived its right to make claims against the proceeds in the trust account. We respectfully submit that including this level of detail in the Proxy Statement, itself, is neither called for by the SEC’s proxy rules nor material to a reasonable stockholder’s understanding of the acquisition proposal. The Proxy Statement sets forth on pages 25, 26, 65 and 66 the total amounts owed to creditors in each group as of February 28, 2007, the most recent practicable date. We believe that the identity of each creditor is not material to a stockholder’s understanding of this disclosure. We also can find no precedent for this type of detailed disclosure in proxy statements of any other SPAC.

35.	We note your response to comment 38 of our letter dated February 2, 2007 and we partially reissue the comment. Provide a more detailed discussion as to how the “best interests of General Finance and its stockholders” will be determined.

This previous language no longer appears in the Proxy Statement, which deletion was one of the changes we made in response to the Staff’s comments in Amendment No. 2. We believe, therefore, that no further discussion is needed. As an aside, we also would reiterate that it would not be practicable to provide such an explanation with regard to a hypothetical future business judgment of the board of directors.

Mr. John Reynolds
March 6, 2007

Information About Royal Wolf, page 69
Portable Storage Container Market, page 71
36.	We reissue comment 32 of our letter dated February 2, 2007. Provide the basis for the analysis of the Australian portable container industry. Provide the basis for your belief that your container utilization rate is higher than the industry average and the basis for determining the discount that you provided for the industry average. We may have further comment.

We have added on page 71 additional information as to how this determination was reached. We also have disclosed that General Finance has no independent corroboration of this information, and that the internally-generated information may not be accurate or complete. See also page 72.

37.	Please provide the basis for determining the sales revenues for 20-foot containers.

We also have added on page 71 additional information as to how this determination was reached.

38.	Please provide the basis for determining the estimated number of leased portable storage containers.

We have added on page 72 additional information as to how this determination was reached.
Portable Buildings Market, page 73
39.	Please provide the basis for determining the estimated number of leased portable buildings.

We have disclosed on page 73 of the Proxy Statement the source of this estimate, which includes the IBIS Report previously referred to on page 71 of the Proxy Statement.

Mr. John Reynolds
March 6, 2007

Freight Container Market, page 74
40.	Please provide the basis for determining the estimated number of leased freight containers.

We have added on page 72 additional information as to how this determination was reached.
MD&A, page 80
41.	Disclose the material terms of the various sources of funding. For example, clarify the time period for each financing.

We have clarified the time period for each financing, and believe that the material terms of the various sources of funding are fully disclosed. See pages 86 and 88.
Beneficial Ownership of Securities, page 101
42.	We note your response to comment 48 of our letter dated February 2, 2007 and we partially reissue the comment. Please disclose the control person(s) of Azimuth Opportunity Ltd.

Azimuth Opportunity Fund, Ltd. has been removed from the table on page 100 of the Proxy Statement based upon its most recent amendment on Schedule 13D filed with the SEC. Supplementally, as we have indicated in previous response letters, General Finance has no knowledge of the identity of the control persons of this entity.
Financial Statements
Note 17 — Employee benefits, page F-35
43.	We reissue comment 50 of our letter dated February 2, 2007 in its entirety as it is not clear how your supplemental response addresses the points raised. For example, you state, “the volatility was calculated over an appropriate period of time,” but since your previous response indicated you used Beta in place of expected volatility, it is not clear what you are referring to or what “an appropriate period of time” means. Your response mentions a “revised option pricing model” and a “recalculation” but does not explain the nature or purpose of the revised model. Assuming you have developed an estimate of volatility as defined in paragraphs A3l-A34 and Appendix E in SFAS l23R, you have not provided us with a schedule listing each representative company, their market

Mr. John Reynolds
March 6, 2007

capitalization, their volatility and the term and interval of the volatility used as a basis for your expected volatility, as discussed in our comment 113 from our letter dated November 21, 2006. You did not appear to address the point in comment 50 of our letter dated February 2. 2007, stating it is not clear why a zero exercise price eliminates the impact of volatility in your model. We also note no revisions have been made to your footnotes, which still disclose expected volatility of 8.5% and 15%. Since you informed us these amounts represent Beta and not volatility, it appears this disclosure is incorrect. Please advise.

As noted in our response dated February 8, 2007 beta had been used as a substitute for volatility. Royal Wolf has subsequently recalculated volatility, on the basis as set out in Appendix E of SFAS123R. Given the vesting period of the options a period of 4 years share price information has been used (where available, less if not). The entities used to calculate volatility were listed organizations in similar markets, being:

				Market
Volatility				Capitalization	Term
2004	2005	2006	Company	@30.06.06\A$bn	used (yrs)	Interval
22.1	21.7	28.2	Toll Holdings Limited	8.6	4	Monthly
20.9	22.6	21.1	Coates Hire Limited	1.6	4	Monthly
25.5	26.8	27.8	Boom Logistics Limited	0.8	2 1/2	Monthly
44.0	44.40	44.0	National Hire Limited	0.2	1 1/2	Monthly
Using this information gave revised volatilities used in the option pricing model as follows:

2004 - 28.1%

2005 - 28.8%

2006 - 29.7%

We note your comment on revision to the disclosure in the footnote and have now changed the volatilities to correlate with the above. See page F-37.

Mr. John Reynolds
March 6, 2007

You will note from Note 17 to the financial statements that, because the options with an exercise price of $0.50 only represent a small portion of the options issued, disclosure has been given on a combined basis. However, most of the options have a zero exercise price. In using a binomial option pricing model volatility, being a measure of the likelihood of up or down movements in share price, does not have an impact on the fair value of the options, given how deeply “in the money” the option is at grant date and subsequent measurement periods.

The impact of the change in volatility on the $0.50 options is not measurable at the precision required for the financial statements. Indeed, sensitivity analysis shows that volatility would have to increase to 60% to create a discernable difference in the option expense.

44.	From disclosure in Notes I and 17, it appears the outstanding employee share options are reported as a liability on the balance sheets. Please provide us with a detailed and thorough explanation of your accounting treatment for these stock options as of each balance sheet date and address the criteria in paragraphs 28 — 35 of SFAS 123R or other relevant authoritative accounting guidance. Explain how the merger discussions in April through June of 2006 affected your evaluation of the likelihood of an exercising or realization event and how this impacted your accounting for the options. Disclose the amount of liability reported at each balance sheet date, as well as the amount of compensation expense reported in each income statement presented arid, if material, the amount recognized for changes in the fair value subsequent to the grant date. Disclose the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. See paragraph A240 of SFAS 123R.

The zero price options referred to in notes 1 and 17 are reported as a liability as they are considered cash-settled transactions in accordance with the requirements of paragraphs 30 and 34 of AASB2 [IFRS2] “Share-Based Payment.” The instruments are such that there is an option to settle in cash exercisable by both the issuer (i.e., Royal Wolf) and the option holder, with the cash amount being equivalent to the float share price in the event of an IPO or share price by reference to the proceeds of any trade sale of the business. This option to settle in cash is to all intents and purposes coterminous with the exercising or realizing event, which enables vested options to be exercised. As such the equity component of the grant is zero, and the fair value of the grant has been recognized as a liability. In accordance with paragraph 30 of AASB2[IFRS2] Share-based Payments,” until the liability is settled, Royal Wolf has remeasured the fair value of the liability at each reporting date with the changes in fair value recognized in profit or loss for the period.

Mr. John Reynolds
March 6, 2007

It is our understanding that in this particular scenario, the treatment required by paragraphs 28-35 of SFAS 123R mirrors that of AASB2 with one area of difference. The difference relates to the transition rules of AASB1 “First time Adoption of Australian Equivalents to International Financial Reporting Standards” which excludes instruments granted on or before November 7, 2002, or which were granted after November 7, 2002 but vested before January 1, 2005. SFAS123R has no such exemption, and hence additional option instruments are accounted for in the reconciliation to US GAAP in note 27 to the financial statements on page F-48.

During the period April to June 2006, the acquisition discussions were still highly subjective with significant conditions precedent, including stockholder approval by the shareholders of General finance, and hence this did not have a direct bearing on the accounting for the options.

We note for completeness that the $0.50 options issued to the CFO are exercisable only by the transfer of shares previously issued and held in trust by the company’s stockholder Equity Partners. We note that these instruments should have been accounted for as equity-settled transactions with fair value calculated at grant date. We understand that Royal Wolf’s auditors, KPMG, had raised an audit difference in respect of this error in treatment, but this was not considered material and the adjustment was passed.

The information you have requested be disclosed in respect of the options is shown below (on a US GAAP basis)

	2006	2005	2004
	A$000	A$000	A$000
Liability at balance date	468	218	130
Compensation expense	250	88	130
Amount recognized for changes in fair value	180	36	—
The total compensation cost related to non-vested awards not yet recognized is A$63,000 and this will be recognized over a period of 1.2 years. This disclosure will be included in the financial statements in Note 27. See page F-56.

45.	In the response to comment 113 in your letter dated December 8, 2006. you provided a schedule of data on representative companies. It does not appear this schedule was

Mr. John Reynolds
March 6, 2007

included in the correspondence uploaded to Edgar. Please submit this correspondence in Edgar.

We have submitted the schedule via Edgar concurrently with this submission.
Australian Container Network Pty Ltd., page F-80
46.	We note your response to comment 51 of our letter dated February 2, 2007. We re-issue our previous comment, acknowledging you intend to include a revised audit report and statement of cash flows in a subsequent filing.

We have included the revised independent audit report and the statement of cash flows for the year ended June 30, 2005. See F-81 and F-84.

47.	We note your response to comment 52 of our letter dated February 2, 2007. We re-issue our previous comment, noting the unaudited financial statements of Australian Container Network for the nine months ended March 31, 2006 and March 31, 2005 will be included in a subsequent filing.

We have provided the unaudited financial statements of Australian Container Network for the interim nine-month periods ended and at March 31, 2006 and March 31, 2005, as required by Rule 3-05(b)(2)(ii) of Regulation S-X. See pages F-82 through F-84, F-93 and F-95.
* * *
     All questions and comments regarding the foregoing should be addressed to me at (310) 789-1259.

Very truly yours,
/s/ Dale E. Short

cc:	David Walz (SEC)
Terrence O’Brien (SEC)
Ronald F. Alper (SEC)
Pamela Howell (SEC)
Alan B. Spatz, Esq.